UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CPS TECHNOLOGIES CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	04-2832509
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
111 South Worcester Street, Norton, Massachusetts	02766
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	508-222-0614

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which each
to be so registered	class is to be registered
Common Shares, par value $.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [ X ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.[ ]

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

The Common Stock

            The securities being registered consist of the common stock, par value $0.01 per share, of CPS Technologies Corporation (the “Company”).  Stockholders are entitled to one vote for each share of common stock held of record on all matters submitted to a vote of the Company’s shareholders.  At meetings at which action is to be taken, the presence in person or by proxy of the holders of a majority of the shares of capital stock issued and outstanding and entitled to vote is required to constitute a quorum.  Except as otherwise provided by law, the Certificate of Incorporation or the By-laws of the Company, all action approved by the affirmative vote of the holders of a majority of the shares of capital stock present or represented and voting on such matter at any meeting at which a quorum is present shall be valid and binding upon the Company, although directors are elected by a plurality of the votes cast by stockholders entitled to vote on the election of directors.

Holders of the Company’s common stock are entitled to receive ratably such dividends, if any, as and when declared by the Board of Directors out of funds legally available therefor, subject to the prior and superior dividend rights, if any, of any then-outstanding preferred stock.  Upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and liabilities and subject to the prior and superior rights, if any, of any then-outstanding preferred stock.

Holders of the Company’s common stock are not entitled to pre-emptive rights or any rights of conversion or redemption.  The rights, preferences and privileges of holders of the common stock may be subject, and may be adversely affected by, the rights of holders of shares of any series or class of preferred stock that the Company may designate and issue in the future, if any.

Change of Control

            Article FIFTH of the Company’s Restated Certificate of Incorporation provides that stockholders of the Company may not take any action by written consent in lieu of a meeting.  Article FIFTH further provides that notwithstanding any other provision of law or the organizational documents of the Company, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least eighty percent (80.0%) of the votes which all stockholders would be entitled to cast at any annual election of directors or class of directors shall be required to amend or repeal, or adopt any provision inconsistent with, such Article.

            In addition, Article TENTH of the Company’s Restated Certificate of Incorporation states that in addition to any affirmative vote required by law or the Company’s  organizational documents, and except as otherwise provided in such Article TENTH, any “Business Combination” (as defined therein) shall require the affirmative vote of the holders of at least eighty percent (80.0%) of the votes which all stockholders would be entitled to cast at any annual election of directors.  Business Combination is defined to include:

·         Any merger or consolidation of the Company or any subsidiary with any interested stockholder or any other corporation (whether or not itself an interested stockholder) which is, or after such merger or consolidation would be, an affiliate or associate of an interested stockholder; or

·         Any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with any interested stockholder or any affiliate or associate thereof of all or a substantial part of the assets of the Company or any subsidiary; or

·         The issuance, exchange or transfer by the Company or any subsidiary of any securities to any interested stockholder or any affiliate or associate thereof in exchange for consideration having a fair market value equal to or in excess of a substantial part of the assets of the Company; or

·         The adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of any interested stockholder or any affiliate or associate thereof; or

·         Any reclassification of securities or recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any subsidiary which is directly or indirectly owned by any interested stockholder or any affiliate or associate thereof; or

·         Any agreement, contract or arrangement with any interested stockholder providing for any of the foregoing.

An interested stockholder is any person, with certain exceptions, who or which is the beneficial owner (or was within the prior two-year period), directly or indirectly, of shares of the Company having more than ten percent (10.0%) of the voting power of the then-outstanding voting stock of the Company, or is at any time an assignee or otherwise succeeded to the beneficial ownership of any shares of voting stock which were at any time within the prior two-year period beneficially owned by an interested stockholder.  Such affirmative vote is required notwithstanding the fact that no vote may be required or that a lesser percentage may be specified by law or in any agreement with any national securities exchange or otherwise.  In order to amend Article TENTH relating to the voting requirements surrounding Business Combinations with interested stockholders, the affirmative vote of the holders of at least eighty percent (80%) of the votes which all stockholders would be entitled to cast at any annual election of directors or class of directors shall be required to amend or repeal, or adopt any provision inconsistent with, such Article.

            These provisions may have the effect of delaying or preventing a change of control of the Company by requiring the expense and delay of a meeting of stockholders, and requiring stockholders representing a super-majority of votes to approve any such transaction with an interested stockholder.

Item 2. Exhibits.

None

SIGNATURE

Pursuant to the requirements of the section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CPS Technologies Corporation (Registrant)
Date: January 13, 2015	/s/ Ralph M. Norwood Ralph M. Norwood Chief Financial Officer